                                                                      EXHIBIT 12


                               AVISTA CORPORATION

              Computation of Ratio of Earnings to Fixed Charges and
                         Preferred Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)

                                              12 months
                                                ended               Years Ended December 31,
                                               March 31,   --------------------------------------------
                                                 2002        2001        2000        1999        1998
                                              ----------   --------    --------    --------    --------
Fixed charges, as defined:
  Interest expense                             $107,198    $100,841    $ 64,846    $ 61,703    $ 66,158
  Amortization of debt expense
    and premium - net                             7,141       5,639       3,409       3,044       2,859
  Interest portion of rentals                     5,285       5,140       4,324       4,645       4,301
                                               --------    --------    --------    --------    --------
      Total fixed charges                      $119,624    $111,620    $ 72,579    $ 69,392    $ 73,318
                                               ========    ========    ========    ========    ========
Earnings, as defined:
  Income from continuing operations            $ 43,004    $ 59,605    $101,055    $ 28,662    $ 78,316
  Add (deduct):
    Income tax expense                           24,399      34,386      76,998      16,897      43,430
    Total fixed charges above                   119,624     111,620      72,579      69,392      73,318
                                               --------    --------    --------    --------    --------
      Total earnings                           $187,027    $205,611    $250,632    $114,951    $195,064
                                               ========    ========    ========    ========    ========
Ratio of earnings to fixed charges                 1.56        1.84        3.45        1.66        2.66

Fixed charges and preferred dividend
 requirements:
  Fixed charges above                          $119,624    $111,620    $ 72,579    $ 69,392    $ 73,318
  Preferred dividend requirements(1)              3,812       3,835      41,820      34,003      13,057
                                               --------    --------    --------    --------    --------
      Total                                    $123,436    $115,455    $114,399    $103,395    $ 86,375
                                               ========    ========    ========    ========    ========
Ratio of earnings to fixed charges
  and preferred dividend requirements              1.52        1.78        2.19        1.11        2.26

----------

(1) Preferred dividend requirements have been grossed up to their pre-tax level.